                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            GP Strategies Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    36225V104
                                 (CUSIP Number)

G. Chris Andersen                           With a copy to:
Andersen Weinroth & Co., L.P.               Robert M. Friedman, Esq.
1330 Avenue of the Americas, 36th Floor     Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   405 Lexington Avenue
(212) 842-1600                              New York, New York 10174
                                            (212) 758-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               Page 1 of 9 pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO.  36225V104                                         Page 2 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          Andersen Weinroth & Co., L.P. (I.R.S. No. 13-3870916)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                     WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                      2,000,000(1)
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            N/A
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         N/A
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       N/A
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             2,000,000(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              10.2%(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             PN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


1        Andersen Weinroth & Co., L.P. does not own any shares of Common Stock.
         It owns 200,000 shares of Class B Capital Stock which is convertible into Common Stock on a share for share basis. Prior to conversion the Class B Capital Stock votes as a class with the Common Stock and is entitled to ten votes per share of Class B Capital Stock. The numbers of voting shares and the percentage of the Common Stock vote which they represent solely reflect the computation of the voting rights of the Class B Stock to vote with the Common Stock as a class based on an aggregate of 19,654,375 votes voting as a class with the Common Stock. The 19,654,375 votes outstanding do not include options currently exercisable for 350,000 shares of Class B Capital Stock. See item 1 of this Schedule 13D for a complete description. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the filing persons herein hereby expressly disclaims beneficial ownership of the securities covered by this Statement for purposes of
         Section 13(d) of the Exchange Act and the filing of this Statement shall not be an admission of such filing person's beneficial ownership of such securities.

                                SCHEDULE 13D

CUSIP NO.  36225V104                                         Page 3 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          G. Chris Anderson (524-4092 90)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                    N/A
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                              N/A
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                    2,000,000(1)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         N/A
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       N/A
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             2,000,000(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              10.2%(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             IN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


1        Andersen Weinroth & Co., L.P. does not own any shares of Common Stock.
         It owns 200,000 shares of Class B Capital Stock which is convertible into Common Stock on a share for share basis. Prior to conversion the Class B Capital Stock votes as a class with the Common Stock and is entitled to ten votes per share of Class B Capital Stock. The numbers of voting shares and the percentage of the Common Stock vote which they represent solely reflect the computation of the voting rights of the Class B Stock to vote with the Common Stock as a class based on an aggregate of 19,654,375 votes voting as a class with the Common Stock. The 19,654,375 votes outstanding do not include options currently exercisable for 350,000 shares of Class B Capital Stock. See item 1 of this Schedule 13D for a complete description. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the filing persons herein hereby expressly disclaims beneficial ownership of the securities covered by this Statement for purposes of
         Section 13(d) of the Exchange Act and the filing of this Statement shall not be an admission of such filing person's beneficial ownership of such securities.

                                SCHEDULE 13D

CUSIP NO.  36225V104                                         Page 4 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          Stephen D. Weinroth (094 32 3550)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                    N/A
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                              N/A
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                    2,000,000(1)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         N/A
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       N/A
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             2,000,000(1)
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              10.2%(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             PN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


1        Andersen Weinroth & Co., L.P. does not own any shares of Common Stock.
         It owns 200,000 shares of Class B Capital Stock which is convertible into Common Stock on a share for share basis. Prior to conversion the Class B Capital Stock votes as a class with the Common Stock and is entitled to ten votes per share of Class B Capital Stock. The numbers of voting shares and the percentage of the Common Stock vote which they represent solely reflect the computation of the voting rights of the Class B Stock to vote with the Common Stock as a class based on an aggregate of 19,654,375 votes voting as a class with the Common Stock. The 19,654,375 votes outstanding do not include options currently exercisable for 350,000 shares of Class B Capital Stock. See item 1 of this Schedule 13D for a complete description. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the filing persons herein hereby expressly disclaims beneficial ownership of the securities covered by this Statement for purposes of
         Section 13(d) of the Exchange Act and the filing of this Statement shall not be an admission of such filing person's beneficial ownership of such securities.

                                                              Page 5 of 9 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

         The class of equity security to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class B Capital Stock, par value $.01 per share (the "Class B Stock"), convertible into common stock, par value $.01 per share (the "Common Stock") of GP Strategies Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 9 West 57th Street, New York, New York 10019. The Common Stock is a registered security pursuant to Section 12 of the Securities Act, as amended (the "Act").

         Pursuant to the Subscription Agreement dated February 11, 2000 by and between the Issuer and AW (the "Subscription Agreement"), on February 14, 2000, Andersen Weinroth & Co., L.P. ("AW") acquired 200,000 shares of Class B Stock at $6.00 per share at an aggregate cost of $1,200,000. Pursuant to Section 13 of the Act, AW is not subject to the disclosure obligations therein in respect of the Class B Stock as it is not a security registered pursuant to Section 12 of the Act. Each share of Class B Stock is currently convertible into one share of Common Stock and each share of Common Stock is entitled to one vote per share. On a fully converted basis, AW would beneficially own less than 5% of the issued and outstanding Common Stock. However, prior to conversion, the Class B Stock is entitled to vote as a class with the Common Stock on any matter requiring the vote or consent of the stockholders of the Common Stock and each share of Class B Stock is entitled to ten votes per share. On such a non-converted basis, AW holds an aggregate of 2,000,000 votes in respect of the 200,000 shares of Class B Stock and may be deemed to beneficially own greater than 5% of the Common Stock of the Issuer by virtue of the right to direct such votes voting as a class with the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed by Andersen Weinroth & Co., L.P., a Delaware limited partnership with a business address at 1330 Avenue of the Americas, 36th Floor, New York. In accordance with the requirements of Schedule 13D, responses to Items 2 through 6 of Schedule 13D are also being provided with respect to G. Chris Andersen ("Andersen") and Stephen Weinroth ("Weinroth"). Each of AW and Messrs. Andersen and Weinroth are collectively referred to herein as the "Covered Persons".

         Mr. Andersen is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Andersen is one of the two general partners of AW.

         Mr. Weinroth is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Weinroth is one of the two general partners of AW.

         (d) and (e) During the past five years, none of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

                                                              Page 6 of 9 Pages

such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         AW used its working capital to purchase the 200,00 shares of Class B Stock at $6.00 per share for an aggregate cost of $1,200,000 as disclosed in
Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION

         All of the shares of Class B Stock reported herein were acquired for investment purposes by AW pursuant to the Subscription Agreement.

         The shares of Class B Stock, and the shares of Common Stock issuable upon conversion of the Class B Stock, have not been registered under the Act and AW may not acquire or dispose of such securities of the Issuer, directly or indirectly, in any open-market or privately negotiated transactions, except pursuant to the terms of the Stockholders' Agreement dated as of February 11, 2000 by and among the Issuer, AW and Jerome I. Feldman (the "Stockholders' Agreement") and applicable laws and regulations.

         Pursuant to the Stockholders' Agreement, the Issuer agrees to nominate Messr. Andersen or Weinroth (the "AW Nominee") to the Board of Directors of the Issuer (the "Board") to serve until the annual meeting of the shareholders of the Issuer in 2001. The Board is under no obligation to renominate the AW Nominee and may remove such AW Nominee for any reason. In addition, (i) the sale by Mr. Jerome I. Feldman of any shares of Class B Stock to persons who are not Permissible Feldman Transferees (as that term is defined in the Stockholders' Agreement) is subject to certain tag-along rights of AW and (ii) the sale by AW of any shares of Class B Stock except to the Permissible AW Transferees (as that term is defined in the Stockholders' Agreement) will be deemed to be an election by AW or a Permissible AW Transferee to convert such shares of Class B Stock into Common Stock, all as set forth in the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Issuer may request at any time that AW and any AW Permissible Transferees convert their shares of Class B Stock into Common Stock. Furthermore, if at any time prior to February 11, 2001, neither Messrs. Andersen nor Weinroth are serving as the AW Nominee or the Issuer shall have exercised its right to request the conversion of the Class B Stock, then the Issuer shall cause the Common Stock underlying the Class B Stock to be registered for sale under the Act, all as set forth in the Stockholders' Agreement and until the Common Stock is so registered, the Class B Stock shall not be deemed to have been converted into Common Stock.

         A copy of the Stockholders' Agreement is attached hereto as Exhibit 1 and Articles II, III and IV and Section 18 therein are incorporated by reference herein for a complete description of the foregoing provisions.

         Except for the foregoing, no Covered Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Covered Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the

                                                              Page 7 of 9 Pages

Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) AW is the beneficial and direct owner of 200,000 shares of Class B Stock. (which securities are not registered pursuant to Section 12 of the Act), and with respect to such shares, AW has shared power with its general partners, Messrs. Andersen and Weinroth, to vote and dispose of such shares. Prior to conversion, the Class B Stock is entitled to vote as a class with the Common Stock on any matter requiring the vote or consent of the stockholders of the Common Stock and each share of Class B Stock is entitled to ten votes per share. On such a non-converted basis, AW holds an aggregate of 2,000,000 votes in respect of the 200,000 shares of Class B Stock and may be deemed to beneficially own 10.2% of the Common Stock of the Issuer by virtue of the right to direct 2,000,000 votes voting as a class with the Common Stock.

         Mr. Andersen may be deemed to be the indirect beneficial owner of the 200,000 shares of Class B Stock (which securities are not registered pursuant to Section 12 of the Act) in his capacity as one of the general partners of AW. Mr. Andersen has shared power with AW and Messr. Weinroth to vote and dispose of such shares.

         Mr. Weinroth may be deemed to be the beneficial owner of the 200,000 shares of Class B Stock (which securities are not registered pursuant to Section 12 of the Act) in his capacity as one of the general partners of AW. Mr. Weinroth has shared power with AW and Messr. Andersen to vote and dispose of such shares.

         The ownership of the Covered Persons for purposes of computing the right to vote the shares of the Capital B Stock voting as a class with the Common Stock is based on a total of 19,654,375 votes outstanding voting as a class with the Common Stock, which number represents the aggregate of 11,654,375 outstanding shares of Common Stock, one vote per share, and 8,000,000 votes of Class B Stock based on a ten vote per share for 800,000 shares of Class B
Stock outstanding as of February 11, 2000, as represented by the Issuer in the Subscription Agreement and as reflected in the Schedule 13D being filed by Mr. Jerome I. Feldman on or about the date hereof. The total of 19,654,375 votes outstanding voting as a class with the Common Stock does not include options currently exercisable to purchase 350,000 shares of Class B Stock.

         Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Covered Persons hereby expressly disclaims beneficial ownership of the securities covered by this Statement for purposes of Section 13(d) of the Exchange Act and the filing of this Statement by the Covered Persons shall not be an admission of such Covered Person's beneficial ownership of such securities.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

                                                              Page 8 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Stockholders' Agreement, Messr. Feldman shall vote all of his shares of Class B Stock in favor of the election of Messr. Andersen or Messr. Weinroth if either of them is nominated by the Issuer to serve on the Board. In addition, (i) the sale by Mr. Jerome I. Feldman of any shares of Class B Stock to persons who are not Permissible Feldman Transferees (as that term is defined in the Stockholders' Agreement) is subject to certain tag-along rights of AW and (ii) the sale by AW of any shares of Class B Stock except to the Permissible AW Transferees (as that term is defined in the Stockholders' Agreement) will be deemed to be an election by AW or a Permissible AW Transferee to convert such shares of Capital B Stock, all as set forth in the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Issuer may request at any time that AW and any AW Permissible Transferees convert their shares of Capital B Stock into Common Stock. Furthermore, if at any time prior to February 11, 2001, neither Messrs. Andersen nor Weinroth are serving as the AW Designee or the Issuer shall have exercised its right to request the conversion of the Class B Stock, then the Issuer shall cause the Common Stock underlying the Class B Stock to be registered for sale under the Act.

         A copy of the Stockholders' Agreement is attached hereto as Exhibit 1 and Articles II, III and IV therein are incorporated by reference herein for a complete description of the foregoing provisions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stockholders' Agreement dated as of February 11, 2000 by and among the Issuer, AW and Jerome I. Feldman

Exhibit 2  Joint Filing Agreement dated February 22, 2000

                                                              Page 9 of 9 Pages

                                                    SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ANDERSEN WEINROTH & CO., L.P.

                          By:      /s/ G. Chris Andersen
                                   --------------------------------------
                                   Name:    G. Chris Andersen
                                   Title:   General Partner

                                   /s/ G. Chris Andersen
                                   --------------------------------------
                                   G. Chris Andersen

                                   /s/ Stephen D./ Weinroth
                                   --------------------------------------
                                   Stephen D. Weinroth

Dated: February 22, 2000